

March 14, 2023

Dixit Joshi
Chief Financial Officer
Credit Suisse Group AG
Paradeplatz 8
8001 Zurich, Switzerland

      Re: Credit Suisse Group AG
          Form 20-F for the Fiscal Year Ended December 31, 2021
          File No. 001-15244

Dear Dixit Joshi:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Finance

cc: Sebastian Sperber